November 1, 2006

Board of Directors
Skreem Entertainment Corp.
11637 Orpington St.
Orlando, FL 32817

Re: ***Resignation of Officer & Director***

Dear Sirs:

Please be advised that I hereby resign as an Officer and Director of the Board of Directors, effective November 1, 2006.

My resignation does not in any way imply or infer that there is any dispute or disagreement relating to the Company's operations, policies or practices.

Sincerely,

Tony Harrison